Mail Stop 4561

February 28, 2007

By U.S. Mail and facsimile to (313) 390-0500.

Kenneth R. Kent
Vice Chairman, Chief Financial Officer and Treasurer
Ford Motor Credit Company
One American Road
Dearborn, MI 48126

> **Re:** **Ford Motor Credit Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **File No. 001-06368**

Dear Mr. Kent:

We have the following additional comments in response to the conference call held with you on February 22, 2007. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements

1. Please tell us the number of hedges for which you utilized the long haul method of hedge accounting as December 31, 2006, 2005 and 2004, and quantify the number of hedges for which you have discontinued hedge accounting due to the discovery of errors.

2. Please provide additional specific details surrounding your discovery of the 5 additional errors in your long haul hedging relationships that you discussed with us in your phone call on February 22, 2007. Please include a discussion of how

the information was discovered and how you considered the impact of the errors on your other long haul hedging relationships.

3. Please tell us the total number of long haul hedging relationships you reevaluated both initially in November 2006, and again as a result of your discovery of these errors in February 2007. Please also tell us how many of your long haul hedging relationships your auditor reviewed in connection with this process.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments, indicates your intent to include the requested revisions in your amended filings and provides any requested supplemental information. Please provide us with your proposed disclosures. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3463 or me at (202) 551-3494 if you have questions.

Sincerely,

Kevin W. Vaughn
Branch Chief